2024
ANNUAL REPORT

BUILDING MUTUALLY BENEFICIAL EXPERIENCES:

DRIVING FINANCIAL SUCCESS THROUGH STRATEGIC PARTNERSHIPS





Ridge View Bank's headquarters and third SMART Center opened in the City of Roanoke in November 2024.

TABLE OF CONTENTS

About Us

CNB Financial Corporation is a financial holding company with consolidated assets of approximately $6.2 billion. CNB Financial Corporation conducts business primarily through its principal subsidiary, CNB Bank. CNB Bank is a full-service bank engaging in a full range of banking activities and services, including trust and wealth management services, for individual, business, governmental, and institutional customers. CNB Bank operations include a private banking division, one drive-up office, one mobile office, one loan production office, and 55 full-service offices in Pennsylvania, Ohio, New York, and Virginia.

CNB Bank, headquartered in Clearfield, Pennsylvania, with offices in Central and North Central Pennsylvania, serves as the multi-brand parent to various divisions. These divisions include ERIEBANK, based in Erie, Pennsylvania, with offices in Northwest Pennsylvania and Northeast Ohio; FCBank, based in Worthington, Ohio, with offices in Central Ohio; BankOnBuffalo, based in Buffalo, New York, with offices in Western New York; Ridge View Bank, based in Roanoke, Virginia, with offices in the Southwest Virginia region; and Impressia Bank, a division focused on banking opportunities for women, which operates in CNB Bank's primary market areas.

OUR MISSION

CNB Financial Corporation is a leader in providing financial solutions, which create value for both consumers and businesses. These solutions encompass deposit accounts, private banking, real estate, commercial, industrial, residential and consumer loans and lines of credit, credit cards, treasury services, online banking, mobile banking, merchant card processing, remote deposit, and accounts receivable handling. In addition, the Corporation provides wealth and asset management services, retirement plans and other employee benefit plans.

OUR CORE VALUES

Respect	Collaboration
Inclusion	Innovation
Volunteerism	Professionalism
Accountability	Client Focus
Integrity	Leadership





FAMILY OF BANKS

CNB Bank • ERIEBANK • BankOnBuffalo • FCBank • Ridge View Bank • Impressia Bank

Letter from CNB Bank's Chairperson of the Board and President and CEO

Dear Shareholders, Clients, and Community Partners,

As we reflect on the past year and look ahead to an exciting future, we are pleased to share CNB Bank's continued progress and commitment to delivering meaningful returns and accretion of value for our shareholders. This is best reflected by the increasing earnings per share we reported for each successive quarter in 2024, while our book value per share reflected a similar quarter-over-quarter steady accretion throughout the year. We are committed to maintaining a team of motivated and engaged employees who deliver mutually beneficial and sustainable success for the clients, investors, and communities we serve.

In February 2025, CNB Bank and its predecessor organization, County National Bank, celebrated 160 years in business. Though we might think the past few years have been challenging in the banking industry and our country, imagine the obstacles facing the individuals who started County National Bank back in February 1865. Our country was on the tail end of a multi-year and persisting Civil War where so many lives were lost or wounded, and so many of the residents and businesses had their existence turned upside down in the towns and cities in which we now call markets in our family of banks. The future in any part of the United States at that time was full of anxiety and uncertainty - but what also persisted was a spirit of resilience and rebuilding, and opportunity, as our founders realized in forming our Company 160 years ago. We are here today because those founders, and so many souls in the continuous legacy of what is



now CNB Bank through the past 160 years, have persisted through historical challenges with timeless and enduring foundational commitments. At any time or place in the past 160 years, those representing our Company do not compromise on our Golden Rule based core values, and look to serve our customers, investors, and the colleagues who we work with side-by-side with the best possible services, products, results, and efforts we have to offer.

A significant initiative for 2025 and beyond is the acquisition of ESSA Bancorp, Inc. by CNB Financial Corporation, which will include CNB Bank's acquisition of ESSA Bank & Trust, which we proudly announced on January 10. This transformative partnership, which requires shareholder and regulatory approval to proceed, will align two high performing banks with a shared commitment to client-focused service and community investment. As we intend to maintain the valuable ESSA brand within our one bank charter but multi-state, multi-brand operating model, we remain intent on achieving qualitative growth across our existing franchise and our new markets in all key areas, commercial, retail, and wealth management activities, while maintaining disciplined underwriting principles, and tight expense management. This merger expands our reach into eastern Pennsylvania and the greater Lehigh Valley market, positioning CNB among the top ten banks in Pennsylvania and top three in the Lehigh Valley for deposit market share. With strong cultural alignment and low execution risk, we anticipate a seamless integration that will drive significant financial benefits for our shareholders, employees, and the new customers we will serve in the traditional ESSA footprint.

Our strategic operating focus centers on a commitment to positive operating leverage and the deployment of secure, effective, and user-friendly technologies. While enhancing our digital infrastructure, we are focused on business processes, efficiencies and the expansion of solutions aimed at better serving our clients. Prudent expense management remains a priority, with salaries, technology and advertising investments aligned to support growth and revenue-generating initiatives to maximize returns. By carefully balancing growth and cost control, we maintain positive operating leverage, with steady loan and deposit growth and increased net interest income.

CNB remains committed to a foundation of security and financial soundness. In the face of continued industry-wide challenges in recent years given the higher interest rate environment and competition for funding sources, our strategy of divisional autonomy and a proactive response to shifting interest rate environments has proven successful in driving deposit growth while managing cost of funds. Asset quality and interest rate risk management practices include sound loan and investment underwriting, disciplined loan and deposit pricing, and relevant stress testing and risk management practices.

CNB continues to make a meaningful impact in our communities with a focus on company-wide employee engagement. Employees logged an impressive 34,741 volunteer hours in 2024, supporting 680 organizations. That means our average employee volunteered over 40 hours in 2024, with several logging over one hundred hours of community service. From participating in local food drives to mentoring youth and supporting community service based nonprofit initiatives, this commitment to volunteerism has helped strengthen CNB's ties to the community while fostering a culture of service among its team members. This initiative reflects CNB Bank's core values of leadership, respect, integrity and volunteerism and results in making a meaningful difference in the lives of others.



Veterans of the American Legion Post 567 in Orchard Park, NY, proudly display their hats, a symbol of appreciation given to each customer who opens an At Ease account.

Through our At Ease program, we proudly honor and assist service members, veterans, and their families, reinforcing our deep commitment to those who serve our nation. To date, we are serving over six hundred households of servicemembers and veterans, with over $13 million in deposit accounts and over $9 million in family-supporting loans. All the deposit and loan accounts under our At Ease program reflect favorable pricing and account service structures that reflect a proper thank you to these patriots and their families who have made tremendous sacrifices for, and continue to support, the freedom in this country that we cherish.

Beyond our franchise growth as an organization, CNB remains deeply committed to promoting financial wellness within our communities. In 2024, CNB Bank launched the Financial Wellness Center, offering a series of free, publicly available online trainings that cover a wide range of finance topics, from budgeting basics to retirement planning. Our divisions also host several financial reality fairs annually, providing hands-on experiences to high-school



ERIEBANK participated in a financial reality fair at Fairview High School. The reality fair takes students through a real-life budgeting simulation, working through financial choices they may face as they become adults.

students from local schools throughout our footprint to help them understand budgeting, saving, and preparing for unexpected expenses. These initiatives reflect the Bank's dedication to fostering a financially informed and resilient community and investing in today's young people who will be tomorrow's community leaders.

Our commitment to professional development for our employees continues to evolve. In 2024, we launched a multi-level Leadership Development program that provides personal leadership development training and career growth opportunities for team members at every level of our Company. With a Company that has two-thirds of its workforce being women, we also launched a Women's Mentorship Program as part of our ongoing efforts to



Members of the current CNB Leadership Institute cohort volunteered their landscaping services to the Stonewall Resort State Park in West Virginia.

elevate women within our organization and enhance their leadership and professional skills. The program saw remarkable engagement, with a total of one hundred participants. The next round of the mentorship program will be open to all employees with at least two years of tenure at CNB, regardless of gender. The next cohort will launch in the fourth quarter of 2025 following the anticipated completion of the ESSA acquisition. This timing will provide an opportunity to integrate employees from ESSA into the leadership and mentorship experiences, further enriching the program and fostering a culture of professional growth and collaboration across our expanding organization.

CNB Bank remains dedicated to fostering a culture of excellence, innovation, and service. Our collective Board and employee team are committed to sustainable success for our clients, investors, and communities. We extend our sincere gratitude for your investment in our Company, and for the trust and partnership you continue to show us, as we look to build upon the CNB Bank legacy of service and success.

Sincerely,

Jeffrey S. Powell
Chairperson of the Board of Directors

Michael D. Peduzzi
President & Chief Executive Officer

Consolidated Financial Highlights

(dollars in thousands, except per share data)

FOR THE YEAR

	2024	2023	Change
Interest and Dividend Income	$325,470	$293,696	10.8%
Interest Expense	$138,001	$103,867	32.9%
Net Interest Income	$187,469	$189,829	-1.2%
Non-interest Income	$39,114	$33,335	17.3%
Non-interest Expense	$150,002	$145,342	3.2%
Net Income	$54,575	$58,020	-5.9%

NET INCOME RETURN ON...

AVERAGE EQUITY

2024	2023
9.21%	10.54%

AVERAGE ASSETS

2024	2023
0.93%	1.04%

BOOK VALUE
PER COMMON SHARE

+7.2% INCREASE

2024	2023
$26.34	$24.57

AT YEAR END



● 2024 ● 2023

	Assets	Loans, Net of Unearned	Deposits	Shareholder' Equity
2024	$6,192,010	$4,608,956	$5,371,364	$610,695
2023	$5,752,957	$4,468,476	$4,998,750	$571,247
Change	+7.6%	+3.1%	+7.5%	+6.9%

PER COMMON SHARE DATA

DILUTED EARNINGS PER SHARE

-6.3% CHANGE
YEAR OVER YEAR (2023-2024)

↑ 5.0% CAGR*



2020	2021	2022	2023	2024
$1.97	$3.16	$3.26	$2.55	$2.39

COMMON STOCK DIVIDENDS

● 2023 ● 2024



2023	2024
$0.70	$0.71

1.4% INCREASE



ASSET GROWTH

↑ **7.0%** CAGR*

2024	$6,192,010
2023	$5,752,957
2022	$5,475,179
2021	$5,328,939
2020	$4,729,399



LOANS, NET OF UNEARNED

↑ **8.1%** CAGR*

2020	$3,371,789
2021	$3,634,792
2022	$4,275,178
2023	$4,468,476
2024	$4,608,956



NET INTEREST INCOME
↑ **8.6%** CAGR*

2020	$134,711
2021	$159,780
2022	$189,659
2023	$189,829
2024	$187,469



DEPOSITS

↑ **6.5%** CAGR*

2024	$5,371,364
2023	$4,998,750
2022	$4,622,437
2021	$4,715,619
2020	$4,181,744

Building Stronger Futures

A TESTAMENT OF MUTUAL TRUST AND SUCCESS

At CNB, we are deeply committed to delivering exceptional service and fostering meaningful relationships with our customers. The testimonials shared here reflect the trust, satisfaction, and loyalty that our clients have placed in us throughout the years. Their experiences serve as a testament to the personalized solutions, innovative products, and unwavering support we provide to meet their evolving needs. We are proud to be a trusted financial partner, and as we continue to grow, we remain dedicated to listening to our customers and striving for excellence in every interaction.



*To read the full testimonial, scan the QR code or visit **www.CNBBank.bank/testimonials***

"CNB has local decision-makers that know their customers, and make them feel like they are a partner in the business. They are hands-on and understand their customers so when it comes time to grow the business, CNB doesn't make us jump through every hoop out there to get the deal done. From lending to treasury management solutions, CNB has been there for us in a positive way."



JASON GABLER, PRESIDENT
ADVANTAGE METAL POWDERS, INC.

"FCBank isn't just our bank—it's our trusted partner. Their commitment to service, professionalism, and responsiveness sets them apart. From loans to treasury services, they go above and beyond to meet our needs. Their proactive approach and genuine dedication to customer success make banking with them a pleasure. Simply put, FCBank is the easiest, most service-driven bank we've ever worked with."

RHETT DUDGEON, PRESIDENT
NORTH CENTRAL INSULATION



*To read the full testimonial, scan the QR code or visit **www.FCBank.bank/testimonials***

"I can only imagine how much easier it would have been to have this kind of support years ago. Starting as a female owner in a male-dominated concrete business wasn't easy. With Impressia Bank, I finally feel supported and valued—not just as a woman but as a business owner. They offer everything I need in one place and go above and beyond, not just with loans. For the first time, I feel heard and respected—the way I wish I had been back then."





JEANNINE SWISHER, OWNER
SWISHER CONCRETE PRODUCTS, INC.

*To read the full testimonial, scan the QR code or visit **www.ImpressiaBank.bank/testimonials***



"A special thanks to Carrie McConnell, the bank president, whose dedication and expertise have made all the difference. Carrie has been more than just a banker—she's been a true partner, always there with sound advice and personalized solutions to help us achieve our goals. We are incredibly fortunate to have Ridge View Bank by our side, and we look forward to many more years of collaboration as we continue to grow and serve our customers. Thank you, Ridge View Bank, for being such an integral part of our success!"

*To read the full testimonial, scan the QR code or visit **www.RidgeViewBank.bank/testimonials***

DONALD MARTIN, PRESIDENT
MAGNETS USA

"ERIEBANK has been a trusted partner in our growth for over 15 years, providing the financing and support we need at every stage—from equipment purchases to global expansion. Their local leadership makes decisions quickly, allowing us to move fast and stay competitive. ERIEBANK's exceptional service, flexibility, and commitment to local businesses set them apart. We highly recommend them to any business looking for a reliable banking partner."





OWNERSHIP TEAM
ACCUDYN PRODUCTS

*To read the full testimonial, scan the QR code or visit **www.ERIEBANK.bank/testimonials***

"BankOnBuffalo has been an invaluable partner in our success. When my business partner, Tom Rybicki, and I acquired PM Plastics in 2022, we were navigating the complexities of new ownership with little time to spare. The BankOnBuffalo team stepped in, assessed our needs, and quickly tailored our accounts and services to support our operations. Their commitment didn't stop there—when we launched our second company, Polymer Medical, in 2023, they were right by our side, helping us secure property, equipment, and the financial resources needed to grow. Their support has been instrumental in our journey."





BENJAMIN HARP, CO-OWNER
PM PLASTICS & POLYMER MEDICAL

To read the full testimonial, scan the QR code or visit www.BankOnBuffalo.bank/testimonials



"ERIEBANK has been an exceptional partner. Tim Flenner's availability and understanding have made a huge difference. They've supported us with our LOC, truck and equipment loans, and daily transactions. Transitioning from a larger bank, we've experienced personalized service, competitive terms, and a team that truly understands our business and local challenges. Tim's community involvement reflects the bank's commitment to building relationships. ERIEBANK combines the resources of a large institution with the agility and personal touch of a local partner, making them a perfect fit for businesses."

To read the full testimonial, scan the QR code or visit www.ERIEBANK.bank/testimonials

TIM EVANKO, OWNER
ENTERPRISE DOOR & SUPPLY CO.

THANK YOU FOR PLACING YOUR TRUST IN US.



CNB Financial Corporation & CNB Bank Board of Directors



JEFFREY S. POWELL
*Chairperson of the Board;
President, J.J. Powell, Inc.*



DEBORAH D. PONTZER
President, Grow Rural PA



FRANCIS X. STRAUB, III
*President and Chief
Executive Officer, U.S.
Complete Care, Inc.*



MICHAEL D. PEDUZZI
*President and Chief
Executive Officer, CNB
Financial Corporation
and CNB Bank*



NICHOLAS N. SCOTT
*Vice President and
Owner, Scott Enterprises*



PETER C. VARISCHETTI
*President, Varischetti
Holdings, LP*



N. MICHAEL OBI
*President, UBIZ Venture
Capital; Chief Executive
Officer, Spectrum Global
Solutions*



RICHARD B. SEAGER
Owner, Ritri Holdings, LLC



JULIE M. YOUNG
*Employment Attorney,
JMY Law, LLC*



JOEL E. PETERSON
*Chairman and Chief
Executive Officer,
Clearfield Wholesale
Paper*



CNB Financial Corporation Corporate Officers

MICHAEL D. PEDUZZI
President and Chief Executive Officer

TITO L. LIMA
Treasurer and Principal Financial Officer

ANNA K. "KATIE" ANDERSEN
Secretary

LEANNE D. KASSAB
Assistant Secretary



CNB Bank Senior Management



MICHAEL D. PEDUZZI
President, Chief Executive Officer



DARRYL P. KOCH
Executive Vice President, Chief Information Technology & Security Officer



ANNA K. "KATIE" ANDERSEN
Senior Vice President, Chief Risk Officer



MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer



ROBIN W. MINK
Executive Vice President, Chief Treasury Management Officer



HEATHER J. KOPTCHAK
Senior Vice President, Chief Employee Resources Officer



LEANNE D. KASSAB
Senior Executive Vice President, Chief Experience Officer



MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer & President, BankOnBuffalo



KYLIE GRAHAM
Senior Vice President, Operations



TITO L. LIMA
Senior Executive Vice President, Chief Financial Officer



STEVEN R. SHILLING
Executive Vice President, Chief Wealth Management Officer



GREGORY M. DIXON
Executive Vice President, Chief Credit Officer



ANGELA D. WILCOXSON
Executive Vice President, Chief Commercial Banking Officer

CNB Bank Management

Joseph E. Dell, Jr.
Senior Vice President, Corporate Commercial Development

Russell W. Gentner
Senior Vice President, Director of Commercial Real Estate

Carla M. Higgins
Senior Vice President, Multi-Experience

Eric A. Johnson
Senior Vice President, Wealth Partner & Team Leader

Richard J. Johnson
Senior Vice President, Small Business Loan Administrator

Steven B. Levy
Senior Vice President, Senior Director of Participations & Syndications

Eileen F. Ryan
Senior Vice President, Director of Private Banking Experience

Kelly J. Sheffield
Senior Vice President, BSA Officer

Christopher L. Stott
Senior Vice President, Enterprise Director of Private Banking

Erin Brimmeier
Vice President, Payments

Rebecca A. Coleman
Vice President, Loan Servicing

Kara Chludzinski
Vice President, Director of Education

James C. Davidson
Vice President, Private Banking Team Leader

LouAnne Dawson
Vice President, Senior Treasury Management Advisor

Kevin Dixon
Vice President, Community Responsibility Officer

Regina M. Eagan
Vice President, Fraud Investigations Officer

Andrew Franson
Vice President, Wealth and Asset Operations Manager

Joseph K. Haines
Vice President, Commercial Banking

David A. Hamilton
Vice President, Information Technology

Shannon L. Irwin
Vice President, Employee Resources Director

Robert Jacobs
Vice President, Information Security Officer

Cory K. Johnston
Vice President, Controller

Kyle Kunes
Vice President, Commercial Banking



CNB Bank Board of Advisors



DUSTIN A. MINARCHICK
Chairperson of the Board; Regional President, CNB Bank



JOEL ALBERTS
Owner, GeoTech Engineering



MICHAEL ARMANINI
State Representative representing the 75th Legislative District



CRAIG HARTBURG
Owner, Servco



BILL JONES
Owner, Central Insurers Group



CURTIS SHULMAN
Account Executive with the Hartman Group



GREG SLOAN
Owner, Five Star Mitsubishi



JEANNINE SWISHER
Owner, Swisher Concrete Products

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

---

Jacklyn M. Lantzy
Vice President, Commercial Banking

Shayne Lumadue
Vice President, Customer Experience

Justin Maney
Vice President, Director of Accounting Operations

Adam H. Midkiff
Vice President, Treasury Management Payment Sales Director

Michael Moore
Vice President, Facilities

Monica Neimeier
Vice President, Commercial Services Team Leader

Tammy L. Otminski
Vice President, Small Business Loan Automation Analyst

Katie A. Penoyer
Vice President, Treasury Operations Team Leader

Amy B. Potter
Vice President, Digital Marketing Strategy Officer

Christi Renno
Vice President, Compliance

Michelle Rogan
Vice President, Senior Fiduciary Officer

Dustin Schoening
Vice President, Treasury Management Advisor

Heather D. Serafini
Vice President, Private Banking

Jaylene Shaffner
Vice President, Regional Manager

Lori Shimel
Vice President, Community Office Manager

C. Brett Stewart
Vice President, Commercial Banking

John R. VanTassel
Vice President, Treasury Sales Team Leader

John L. Vilardo
Vice President, Treasury Sales Team Leader

Sherry L. Wallace
Vice President, Director of Retail Lending

Grant Whieldon
Vice President, Director of Internal Financial Reporting & Analysis

Carrie A. Wood
Vice President, Employee Experience

Joseph H. Yaros
Vice President, Commercial Banking

Joel M. Zupich
Vice President, Commercial Banking



ERIEBANK PA Board of Advisors



KATIE J. JONES
Chairperson of the Board; Regional President, ERIEBANK



JANE M. EARLL
Esquire; Consultant, JMEARLL, LLC; Retired Pennsylvania State Senator



JAMES E. SPODEN
Esquire, MacDonald Illig Jones & Britton, LLP



WESLEY H. GILLESPIE
President, ERIEBANK



CHARLES "BOO" HAGERTY
President, Hamot Health Foundation



DAVID J. ZIMMER
President (Retired), ERIEBANK



GARY M. ALIZZEO
Esquire, Shafer Law Firm, P.C.



DR. ANDREA T. JEFFRESS, MD
Physician, OB-GYN Associates of Erie, PC

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank



BISHOP DWANE BROCK
Presiding Bishop of Covenant Ministries International Fellowship



THOMAS W. REAMS
President, C. H. Reams & Associates, Inc.

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank



GARY L. CLARK
Chief Executive Officer, Reed Manufacturing Company



NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

ERIEBANK Management

Timothy A. Flenner
Ohio Market Executive

James E. Burke
Senior Vice President, Commercial Banking

Steven M. Cappellino
Senior Vice President, Area Manager

William L. DeLuca, Jr.
Senior Vice President, Senior Credit Officer

Gregory A. Ferrence
Senior Vice President, Senior Credit Officer

Suzanne E. Hamilton
Senior Vice President, Commercial Banking

Gregory A. Noon
Senior Vice President, Commercial Banking Area Manager

Toni L. Paup
Senior Vice President, Wealth Partner Team Lead

Timothy J. Roberts
Senior Vice President, Commercial Banking

Paul D. Sallie
Senior Vice President, Private Banking Team Leader

Charles W. Smith
Senior Vice President, Senior Investment Partner

David P. Bogardus
Vice President, Commercial Banking Area Manager

Kelly S. Buck
Vice President, Private Banking

Travis J. Burch
Vice President, Wealth Partner



ERIEBANK OH Board of Advisors



WESLEY H. GILLESPIE
Chairperson of the Board; President, ERIEBANK



DR. LUNDON ALBRECHT, DDS
Owner, Albrecht Family Dentistry



JENNIFER BROWN
Economic Development Specialist, CT Consultants Company



JOE CAROLLO
President, Jani-King of Cleveland



KEVIN D. MALECEK
Director of Economic Development & International Trade, City of Mentor



SHAWN NEECE
Renew Partners, LLC



N. MICHAEL OBI
President, UBIZ Venture Capital; Chief Executive Officer, Spectrum Global Solutions



ROSEMARY REHNER
Director & President of Barnes Wendling CPAs



RENEÉ T. RICHARD
President and Chief Executive Officer, Corporate College Division at Cuyahoga Community

JOSEPH T. SVETE
President, Svete & McGee Company, LPA

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

---

Chrystal M. Fairbanks
Vice President, Regional Manager

Jessica A. Figoli
Vice President, Private Banking

Ellen Forbus
Vice President, Private Banking

Joanne L. Fulton
Vice President, Treasury Management Advisor

Christine Hartog
Vice President, Community Office Manager

Allison M. Hodas
Vice President, Commercial Banking

Cheryl-Ann Madsen
Vice President, Commercial Banking

Jeffrey S. Matchett
Vice President, Wealth Partner

James R. Miale
Vice President, Commercial Banking

Benjamin V. Palazzo
Vice President, Commercial Banking

Philip K. Persons
Vice President, Regional Manager

Alison A. Samuels
Vice President, Commercial Banking

Jerome L. Smith
Vice President, Commercial Banking

Mark R. Weibel
Vice President, Wealth Partner

Jaclyn R. Italiani
Vice President, Senior Retail Lender

Bryan G. Kusich
Vice President, Commercial Banking

Natalija Zoric
Vice President, Treasury Management Advisor



BankOnBuffalo Board of Advisors



MICHAEL J. NOAH
Chairperson of the Board; Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo



E. PETER FORRESTEL
Retired, Vice Chairperson, Bank of Akron



STEPHEN J. SCHOP
Special Counsel, Block, Longo, LaMarca & Brezinski, P.C.



HERBERT L. BELLAMY, JR.
Owner/President, Bellamy Enterprises



GERRY MURAK
Principal, Murak & Associates, LLC



MARK A. TRONCONI
Partner at Tronconi, Segarra & Associates



TRINA BURRUSS
President and Chief Executive Officer, United Way of Buffalo & Erie County



MICHAEL NEWMAN
Chief Executive Officer, Newman Properties, Inc.



MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank



GEORGE H. BILKEY, IV
Managing Partner, TAM Ceramics



PETER J. ROMANO, JR.
Owner/President, Romano Associates

BankOnBuffalo Management

Michael A. Anderson
BankOnBuffalo Market Executive

Peter J. Hart
Senior Vice President, Commercial Banking

David G. Hawker
Senior Vice President, Commercial Sales Team Leader

Glenn C. Jordan
Senior Vice President, Senior Investment Partner

Edmund E. Mielcarek
Senior Vice President, Commercial Banking

David P. Paul
Senior Vice President, Wealth Partner & Team Leader

Jared M. Sedor
Senior Vice President, Commercial Banking

Jodie A. Alexander
Vice President, Senior Retail Lender

Joseph D. Becker
Vice President, Private Banking Team Leader

Colleen Bowman
Vice President, Community Office Manager

Scott A. Chamberlain
Vice President, Commercial Banking

Deborah Glowny
Vice President, Community Office Manager

Ryan T. Gorman
Vice President, Senior Retail Lender

Kathleen B. Kane
Vice President, Commercial Office Manager

Michael Kelley
Vice President, Senior Credit Officer

Robin Lewandowski
Vice President, Wealth Partner

Stephen Mulé
Vice President, Regional Manager

James P. Reidy
Vice President, Commercial Office Manager

Courtenay Schafer
Vice President, Treasury Management Advisor

Donna Sudyn
Vice President, Wealth Partner

Gail E. Testa-Romano
Vice President, Wealth Partner

Annette A. Tomlin
Vice President, Treasury Management Advisor



FCBank Board of Advisors



JENNY L. SAUNDERS
Chairperson of the Board; President, FCBank



JASON A. POHL
Partner and Co-Founder, Centric Consulting, LLC



JENNIFER T. CARNEY
Principal, OHM-Advisors



JULIE M. YOUNG
Employment Attorney, JMY Law, LLC



MATT GREGORY
Senior Vice President, NAI Ohio Equities

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank



LAWRENCE A. MORRISON
CPA and Partner, Kleshinski, Morrison & Morris, LLP

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

FCBank Management

Jeffrey J. Beyke
Senior Vice President, Regional Manager

Neal S. Clark
Senior Vice President, Commercial Banking

Ari M. Altman
Vice President, Commercial Real Estate Banking

Christopher S. Duff
Vice President, Private Banking Team Leader

Jeffrey A. Haney
Vice President, Private Banking

Mack Hannah
Vice President, Commercial Office Manager

David F. Hiatt
Vice President, Senior Retail Lender

Matthew Hume
Vice President, Wealth Partner

Annette D. Lester
Vice President, Community Office Manager

Jack L. Trachtenberg
Vice President, Private Banking

Jeff P. Wallace
Vice President, Treasury Management Advisor





Ridge View Bank Board of Advisors



CARRIE T. MCCONNELL
*Chairperson of the Board;
President, Ridge View Bank*



KIMBERLY BLAIR
*Senior Director of Principal Gifts & Strategic
Initiatives Carilion Clinic Foundation*



BENJAMIN CREW
*Vice President, Balzer and
Associates, Inc.*



ROBERT KULP
*President and Co-owner, Black Dog
Salvage*



RYAN WATERS
Managing Partner, Bridgewater Marina

MICHAEL D. PEDUZZI
*President, Chief Executive Officer, CNB Financial
Corporation and CNB Bank*

MARTIN T. GRIFFITH
*Senior Executive Vice President, Chief Revenue Officer,
CNB Bank*

JOSEPH E. DELL, JR.
*Senior Vice President, Corporate Commercial
Development*

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
*Executive Vice President, Chief Operating Officer, CNB
Bank and President, BankOnBuffalo*

Ridge View Bank Management

Todd S. Hammock
Senior Vice President, Senior Credit Officer

Todd Murray
Senior Vice President, Commercial Banking

Robert Shorter
Senior Vice President, Commercial & Private Banking

Todd Parsons
Vice President, Commercial Banking

Tiphanie Rasnick
Vice President, Commercial Office Manager





Impressia Bank
A DIVISION OF CNB BANK

Impressia Bank Board of Advisors

MARY KATE LOFTUS
Chairperson of the Board; President, Impressia Bank



ERIN GREEN
Chief Executive Officer, Verify Services, LLC



ROBIN HAUSER
Director/ Producer/ Filmmaker, Finish Line Features, LLC



DR. MARNIE LAVIGNE
Chief Executive Officer, Nonprofit Organization President, Launch NY



BETSEY LOCKE
Marketing and Creative Consultant, Self-Employed



DEBORAH D. PONTZER
President, Grow Rural PA



ANNE RICHIE
Managing Director, The Mezzanine Fund



MELISSA SUCHODOLSKI
President, USC Builds

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

LEANNE D. KASSAB
Senior Executive Vice President, Chief Experience Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

Impressia Bank Management

Sabra Kershaw
Vice President, Regional Relationship Manager

Lauren J. Schellinger
Vice President, Regional Relationship Manager

Martha D. Seidenwand
Vice President, Grant & SBA Officer



Where Women Bank.


A subsidiary of CNB Financial Corporation

Holiday Financial Services Board of Directors

Gregory M. Dixon
Chairperson

Michael D. Peduzzi
Treasurer

Holiday Financial Services Corporate Officers

Gregory M. Dixon
Chairperson

Joseph P. Strouse
President

Francis Goss
Vice President

Shareholder Information

ANNUAL MEETING

The Annual Meeting of the Shareholders of CNB Financial Corporation will be held virtually on Tuesday, April 15, 2025 at 2:00 p.m. In order to attend the meeting, you must register at: www.viewproxy.com/CNBFinancial/2025 by 11:59 p.m. (EDT) on April 14, 2025.

On the day of the Annual Meeting of Shareholders, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

CORPORATE ADDRESS

CNB Financial Corporation
31 S. Second Street
P.O. Box 42
Clearfield, PA 16830
(800) 492-3221

STOCK TRANSFER AGENT & REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

FORM 10-K

Shareholders may obtain a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K by writing to:

CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
ATTN: Shareholder Relations

TOTAL RETURN PERFORMANCE

For information regarding the Corporation's historical return performance, please refer to Item 5 in the 2024 Form 10-K.

MARKET MAKERS

The following firms has chosen to make a market in the stock of the Corporation. Inquiries concerning their services should be directed to:

Janney Montgomery Scott LLC
1717 Arch Street
Philadelphia, PA 19103
(800) 526-6397

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
(212) 887-7777

OUR IMPACT IN 2024


EARLY CONNECTIONS
LIGHT BROWN SUGAR








THE SALVATION ARMY
DOING THE MOST GOOD

688

FAMILY OF BANKS EMPLOYEES LOGGED

34,741

VOLUNTEER HOURS AT

1,397

ORGANIZATIONS IN OUR COMMUNITIES





CNB FINANCIAL CORPORATION®

SCAN THE QR CODE TO VISIT OUR INVESTOR RELATIONS WEBSITE.





Each depositor insured to at least $250,000

Backed by the full faith and credit of the United States government

FDIC

Federal Deposit Insurance Corporation • www.fdic.gov

The common and preferred stock of the Corporation trade on the NASDAQ Global Select Market under the symbols CCNE and CCNEP, respectively.